SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                          Discovery Technologies, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    25468C204
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                                 (CUSIP Number)

                                 Michael Friess
                        5353 Manhattan Circle, Suite 101
                             Boulder, Colorado 80303
                                 (303-499-6000)
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 March 15, 2007
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25468C204               Schedule 13D                       Page 2 of 6

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Michael Friess
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2.   Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
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3.   SEC Use Only
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4.   Source of Funds          PF
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5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]
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6.   Citizenship or Place of Organization          United States
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Number of      7.   Sole Voting Power    7,500,000
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power   0
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power    7,500,000
Reporting      -----------------------------------------------------------------
Person         10.  Shared Dispositive Power   0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,500,000  Common Stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
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13.  Percent of Class Represented by Amount in Row (11)     40.01%
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14.  Type of Reporting Person

     IN

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CUSIP No. 25468C204               Schedule 13D                       Page 3 of 6

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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Sanford Schwartz
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2.   Check the Appropriate Box if a Member of a Group
                                                                 (a)  [_]
                                                                 (b)  [_]
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3.   SEC Use Only
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4.   Source of Funds          PF
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5.   Check if Disclosure of Legal Proceedings Is Required
     Pursuant to Items 2(d) or 2(e)                                   [_]
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6.   Citizenship or Place of Organization          United States
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Number of      7.   Sole Voting Power    7,500,000
Shares         -----------------------------------------------------------------
Beneficially   8.   Shared Voting Power   0
Owned by       -----------------------------------------------------------------
Each           9.   Sole Dispositive Power    7,500,000
Reporting      -----------------------------------------------------------------
Person         10.  Shared Dispositive Power   0
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     7,500,000  Common Stock
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
--------------------------------------------------------------------------------

13.  Percent of Class Represented by Amount in Row (11)     40.01%
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14.  Type of Reporting Person

     IN

CUSIP No. 25468C204               Schedule 13D                       Page 4 of 6


ITEM 1. SECURITY AND COMPANY.

     The class of equity securities to which this Schedule 13D relates is the common stock, no par value per share (the "Common Stock") of Discovery Technologies, Inc. (the "Company"), a Kansas corporation. The principal executive offices of the Company are located at 5353 Manhattan Circle Suite 101, Boulder, Colorado 83030.

ITEM 2. IDENTITY AND BACKGROUND.

     This Schedule 13D is filed on behalf of: (a) Michael Friess; and (b) Sanford Schwartz. Michael Friess and Sanford Schwartz may be referred to collectively as the "Reporting Persons".

     Michael Friess is a U.S. citizen whose principal occupation is that of a private attorney licensed to practice in the State of Colorado.

     Sanford Schwartz is a U.S. citizen whose principal occupation is acting as the chairman of Creative Business Strategies, Inc., organized under the laws of the state of Colorado, which provides general business consulting services.

     The address of the principal office of each of Michael Friess and Sanford Schwartz is 5353 Manhattan Circle Suite 101, Boulder, Colorado 80303.

     During the last five years, none of the Reporting Persons has (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The shares of Common Stock reported herein by the Reporting Persons were acquired in a private transaction. Those share of Common Stock were acquired with the private funds of the of the Reporting Persons. The amount of funds expended by Michael Friess and Sanford Schwartz for such purchases was $10,000.

ITEM 4. PURPOSE OF THE TRANSACTION.

     The purpose of the transaction is to allow the Reporting Persons to obtain a controlling interest in Discovery Technologies, Inc. The capital will be used to pay for the preparation of documents necessary to register the Company's common stock pursuant to Section 12 (g) of the Securities Exchange Act of 1934.

     The Company has opted to register the common stock pursuant to section 12(g) of the Securities Exchange Act of 1940 in an effort to maximize shareholder value. The best use and primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a reporting public company. Any business combination or transaction may potentially result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     The Reporting Persons reserve the right to formulate other plans or make other proposals, and take such actions concerning their investment in the Company including any or all of the action set forth in paragraphs (a) through
(j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

     The Reporting Persons do not have any arrangements, understandings or agreements with or obligations to each other concerning the foregoing, and may act together or independently in the future.

CUSIP No. 25468C204               Schedule 13D                       Page 5 of 6


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     Michael Friess has record ownership of 7,500,000 shares of Common Stock, to which he has sole power to vote, representing approximately 40.01% of the 18,746,196 common shares Issued and Outstanding as of August 31, 2007

    Sanford Schwartz has record ownership of 7,5000,000 shares of Common Stock, to which he has sole power to vote, representing approximately 40.01% of the 18,746,196 common shares Issued and Outstanding as of August 31, 2007.

The Reporting Persons each expressly disclaims beneficial ownership for all purposes of the Common Stock held by the other Reporting Persons.

(c)  None

(d)  Not Applicable

(e)  Not Applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

There is no written agreements among the reporting parties regarding the Discovery Technologies, Inc. shares owned by the Reporting Persons.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

None.

CUSIP No. 25468C204               Schedule 13D                       Page 6 of 6



                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 6, 2007

                                                /s/ Michael Friess
                                               ---------------------------------
                                               Name:  Michael Friess



                                                /s/ Sanford Schwartz
                                               ---------------------------------
                                               Name:  Sanford Schwartz